Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

1 Codere Online Investor Presentation October 2021

2 Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this documen t a re for discussion purposes only, and must not be relied upon for any purpose. This document is not for release, publication o r d istribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful. Certain terms used throughout this document are define d i n the Glossary section included at the end of this document. Important Information about the Proposed Business Combination and Where to Find It Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere O nl ine”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become who lly - owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a r eg istration statement on Form F - 4 (the “Form F - 4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that in cludes a preliminary proxy statement relating to DD3's solicitation of proxies from DD3's stockholders in connection with the Pr oposed Business Combination and other matters described in the Form F - 4, as well as a preliminary prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HO LDE RS ARE URGED TO READ THE FORM F - 4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. After the Form F - 4 has been declared effective, the definitive proxy statement/prospectus will be mailed to DD3's stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockh old ers will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www.sec.gov , o r by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper , L - 2557 Luxembourg, Grand Duchy of Luxembourg. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation Holdco , Codere Online and DD3 and their respective directors, executive officers and other members of their management and employee s, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3's stockholders in connection with the Pr oposed Business Combination. Information regarding the names, affiliations and interests of DD3's directors and executive officers i s s et forth in the final prospectus for DD3's initial public offering filed with the SEC on December 10, 2020, as well as in oth er documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3 's stockholders in connection with the Proposed Business Combination is set forth in the Form F - 4. Information concerning the inter ests of Holdco's, Codere Online's and DD3's participants in the solicitation, which may, in some cases, be different than those of Holdco's, Codere On lin e's and DD3's equity holders generally, is also set forth in the Form F - 4. Shareholders, potential investors and other intereste d persons should read carefully the preliminary proxy statement/prospectus included in the Form F - 4, and, when it becomes available, the definitive proxy statem ent/prospectus, before making any voting or investment decisions. You may obtain free copies of these documents, once availab le, from the sources indicated above. Forward - Looking Statements This Presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Priva te Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Presen tat ion, including any statements as to Holdco's, Codere Online's, DD3's or the combined company's future results of operations and financial positi on, planned products and services, business strategy and plans, objectives of management for future operations, market size and p ot ential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Propo sed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market tr ends and other future conditions, are forward - looking statements. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a def initive statement of fact or probability. Holdco's, Codere Online's, DD3's and the combined company's actual results may differ from their expectations, e sti mates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “pr edi ct,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are i nte nded to identify such forward - looking statements. These forward - looking statements include, without limitation, Holdco's, Codere Online's and DD3's expectations with respect to the timing of the completion of the Proposed Business Combination. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward - looking statements. Most of these factors are outside Holdco's, Codere Online's and DD3's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination A gr eement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Com bination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination , i ncluding due to failure to obtain approval of DD3's stockholders, certain regulatory approvals, or satisfy other closing conditions in the Bu sin ess Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Bu siness Combination to fail to close; (5) the impact of COVID - 19 on Codere Online's business and/or the ability of the parties to complete the Proposed Busi ness Combination; (6) the inability to obtain and/or maintain the listing of Holdco's ordinary shares or warrants on NASDAQ f oll owing the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result o f t he announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) c hanges in applicable laws or regulations; (11) the amount of redemptions by DD3's stockholders in connection with the Proposed Business Combinatio n; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or compe tit ive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is cont ain ed in DD3's most recent filings with the SEC and the Form F - 4, and, after the Form F - 4 has been declared effective by the SEC, w ill be contained in the definitive proxy statement/prospectus to be mailed to DD3's stockholders in connection with the Proposed Business Combination. All subse que nt written and oral forward - looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Busines s Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualifie d i n their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release pu blicly any updates or revisions to any forward - looking statements contained herein to reflect any change in their expectations w ith respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

3 Disclaimer (cont.) No Offer or Solicitation This Presentation is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respec t t o any securities or in respect of the Proposed Business Combination. This Presentation also does not constitute an offer to s ell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, sol ici tation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. N o o ffering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption there fro m. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of the parties to the Business Combination Agr eem ent or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, se rvi ce marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online and DD 3 will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, ser vice marks, trade names and copyrights. Financial Information and Non - GAAP Financial Measures Codere Online’s financial information included in this Presentation is unaudited and has been prepared by Codere Online in accordanc e w ith International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or is base d o n information prepared by Codere Online in accordance with IFRS. There are important differences between IFRS and generally accepted accoun tin g principles in the United States of America (“U.S. GAAP”). The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, re gistration statement, or prospectus, including the Form F - 4. This Presentation includes certain financial measures not presented in accordance with U. S. GAAP or IFRS, such as, without limitation, net gaming revenue and EBITDA. These non - GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing Co der e Online’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net inc ome , cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP or IFRS. You should be aware that Co der e Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. In additio n, the conversion of Codere Online’s financial statements into U.S. GAAP or IFRS and the audit of Codere Online’s financial statements in accordan ce with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure yo u that there would not be differences, and such differences could be material. Codere Online believes these non - GAAP measures of financial re sults provide useful information to management and investors regarding certain financial and business trends relating to Code re Online’s financial condition and results of operations. Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of wh ic h present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP fi nancial measures. This Presentation includes certain projections of non - GAAP financial measures. Due to the high variability and difficulty in making a ccurate forecasts and projections of some of the information excluded from these projected measures, together with some of th e e xcluded information not being ascertainable or accessible, Codere Online is unable to quantify certain amounts that would be required to be inclu ded in the most directly comparable U.S. GAAP or IFRS financial measures without unreasonable effort. Consequently, no disclosure o f estimated comparable U.S. GAAP or IFRS measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue, EBITDA and EBITDA margin. Neither DD3’s nor Codere Online’s independent auditors have audited, reviewed, compiled or performe d any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they di d not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Th ese projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective finan cia l information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive ri sks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward - Looking St atements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospectiv e f inancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. You should review Codere Online’s audited financial statements, which will be included in the F orm F - 4 relating to the Proposed Business Combination. For further information on the limitations and assumptions underlying these projections, please refer to such Form F - 4 and to Amendm ent No. 1 to the registration statement on Form F - 4 that is expected to be filed by Holdco with the SEC. Industry and Market Data In this Presentation, DD3 and Codere Online rely on and refer to certain information and statistics obtained from publicly avail abl e information and third - party sources, which they believe to be reliable. Neither DD3 nor Codere Online has independently verifi ed the accuracy or completeness of any such publicly - available and third - party information nor make any representation as to the accuracy or comple teness of such data or undertakes any obligation to update such data after the date of this Presentation. You are cautioned n ot to give undue weight to such industry and market data.

4 Today’s Presenters Moshe Edree │ Managing Director*, Codere Online O scar Iglesias │ Chief Financial Officer ** , Codere Online Martin Werner │ C o - Founding Partner, DD3 Capital Partners * Provides services as non - employee independent contractor ** Upon consummation; currently head of corporate development for Codere Group

5 Codere Online – The Leader in LatAm Online Gaming and Sports Betting ▪ To be the leading online gaming and sports betting operator in Latin America ▪ Leverage our online business in Spain and Mexico to expand in high - growth core LatAm markets ‒ Colombia , Panama, City of Buenos Aires ▪ Enter expansion LatAm markets as they become regulated ‒ Brazil, Chile, Peru, Puerto Rico, Uruguay, Argentina (other regions) ▪ Pursue options to access the large (~60mm population) US Hispanic market OUR MISSION OUR PLAN ▪ Favorable Demographic Trends in LatAm – Increasing adoption of smartphones, e - commerce and internet connectivity ▪ Omnichannel Strategy – We are closely aligned with our indirect parent company, Codere S.A., which has a leading retail footprint encompassing 10,000+ (1) locations throughout LatAm , Spain and Italy and a 3mm+ (2) registered retail database ▪ Market Expertise – Codere Group has a long history of successful LatAm operations dating back to 1984 ▪ First Mover Advantage – Early entrant in LatAm markets with limited competition from global gaming operators ▪ Strong Brand – High visibility from long - running sponsorships of soccer teams and athletes OUR TAILWINDS (1) Figure includes Codere Group controlled bars, arcades, sports betting shops, and gaming halls, as well as third - party venues where Codere Group offers its slot and/or sports betting products. (2) Reflects Codere Group registered retail database in Codere Online core markets only .

6 Codere Online At a Glance (1) Core markets include Spain, Italy, Mexico, Colombia, Panama, and City of Buenos Aires. Expansion markets include Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excl. City of Buenos Aires. ▪ Codere Online is part of the renowned casino operator Codere Group, offering online sports betting and online casino through its state - of - the art website and mobile application Codere Online launched operations in Spain Currently operating / expected near - term launch in Spain, Italy, Mexico , Colombia, Panama, and City of Buenos Aires ( Core Markets) Combined TAM of Codere Online Core and Expansion Markets (1) Codere Group retail track record in Latin American and European markets 2020A – 2023E Revenue CAGR (Codere Online Core Markets only ) Revenue Opportunity in Codere Online Core and Expansion Markets (1) Codere Group registered retail player database (Codere Online Core Markets only) Experienced and proven Israel - based digital management team hired to lead Codere Online’s expansion THE COMPANY 2014 34% 3mm+ 2018 6 core countries $8bn+ 30+ years $1bn +

7 Transaction Overview Sources and Uses (1) ($MM) Key Transaction Terms Pro Forma Post Money Ownership (1)(2) Pro Forma Valuation (1) ($MM) Sources SPAC Cash in Trust $125 Sellers’ Rollover Equity 270 PIPE 67 Total Sources $ 462 Uses Cash to Balance Sheet $ 144 Sellers’ Rollover Equity 270 Cash to Codere Group 30 Transaction Fees 18 Total Uses $ 462 (in millions ) Shares Codere Group 27.0 Public Shares 12.5 PIPE Shares 6.7 Founder Shares / Private Shares 3.5 Total Shares 49.7 (1) Assumes no redemptions by public shareholders, redemption of up to $30mm of Codere Online shares owned by Codere Group, and expenses of up to $18mm in connection with the transaction. (2) Does not reflect beneficial ownership. ▪ DD3 Acquisition Corp. II (Nasdaq: DDMX, “DD3”) has entered into a definitive agreement to combine with Codere Online ▪ Alongside DD3’s $125mm cash in trust (1) , a PIPE commitment of $67mm has been secured, provided by Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners ▪ Existing Codere Online management to continue operating the business and Codere Group to maintain majority ownership post - transaction ▪ Proceeds to be used to fund marketing expenditure, technology platform improvements and new market entry costs 2022E 2023E Net Gaming Revenue $152 $203 Post - Money TEV / Net Gaming Revenue 2.3x 1.7x Price Per Share $10.00 (x ) Pro Forma Shares Outstanding 49.7 Post - Money Equity Value $ 497 (+) Debt - ( - ) Cash (144) Post - Money TEV $ 353

8 8 ▪ Continuous Improvement of Mobile Application Features ▪ New Bonus Engine ▪ Player & Content Management System Upgrade ▪ Brazil, Chile, Peru, Uruguay, Puerto Rico and Argentina ( excluding City of Buenos Aires) ▪ Licensing costs ▪ High Profile Sponsorships ▪ Traditional / Acquisition Media ▪ Marketing Agencies Transaction Proceeds Used to Support Growth Marketing expenditure in Core M arkets Technology enhancements to support growth Expansion into new high - growth markets

9 0.07x 0.19x 0.02x 0.12x 0.14x 0.05x 0.32x 0.29x 0.21x 0.05x 0.17x 0.02x 0.09x 0.14x 0.05x 0.28x 0.33x 0.25x 2.3x 11.6x 7.5x 6.7x 6.4x 4.3x 4.3x 3.2x 2.0x 1.7x 8.6x 4.4x 4.8x 5.2x 3.4x 3.7x 3.0x 1.9x Comparable Company Benchmarking Source: Company filings, S&P Capital IQ, and Wall Street research . Prices as of 10/1/2021. (1) Codere Online valuation based on pro forma equity value of $497mm at $10.00 per share, less $144mm pro forma cash, assuming no redem pti ons by public shareholders. 2022E and 2023E revenue assumes redemptions by public shareholders are no greater than 50%. Assumes redemption of up to $30mm of Codere Online shares owned by Codere Group and expenses of up to $18mm in connection with the transaction. (2) Pro forma for pending acquisition of Golden Nugget Online Gaming, based on company disclosures (transaction announced 8/9/202 1). (3) Based on trading price as of 10/1/2021 . Acquisition by DraftKings announced 8/9/2021. (4) Represents TEV / 2022E revenue multiple or TEV / 2023E revenue multiple divided by 2020 - 2022 CAGR or 2020 - 2023 CAGR, respectively . TEV / Revenue Multiples US High Growth B2C Operators EU Mature B2C Operators Growth - Adjusted TEV / Revenue Multiples (4) EU Mature B2C Operators US High Growth B2C Operators (1) (1) TEV / 2022E Revenue (6.7x Median) TEV / 2023E Revenue (4.8x Median) TEV / 2022E Revenue (3.2x Median) TEV / 2023E Revenue (3.0x Median) TEV / 2022E Revenue TEV / 2023E Revenue (2) Growth - Adj. TEV / 2022E Rev. (0.12x Median) Growth - Adj. TEV / 2023E Rev. (0.09x Median) Growth - Adj. TEV / 2022E Rev. (0.29x Median) Growth - Adj. TEV / 2023E Rev. (0.28x Median) TEV / 2022E Revenue TEV / 2023E Revenue ▪ Codere Online valuation multiples for 2022 and 2023 below reflect revenues from Core Markets only (excludes Expansion Markets ) (2) (3) (3)

10 Market Overview – Global Footprint with Largest Market Presence Throughout Latin America Codere Online Market Share Note: Market share per Company estimates. Retail footprint figures refer to Codere Group as of 12/31/19. (1) Based on 2019 gross win (per Panama’s Gaming Control Board (JCJ)). (2) Reflects 2027 estimates. TAM projected based on UK / Australia / NJ / Spain / Italy GGR per capita, adj. for GDP per capita / internet conn ect ivity (Mexico further adjusted based on 2019A gambling expenditures as a % of total GDP for illustrative and conservative purposes). Includes onshore online sport s b etting, casino, poker, and bingo. (3) Based on gross win (LTM September 2019, per Coljuegos ). Excludes unregulated revenue. (4) Reflects 2027 estimates, based on 2025 H2GC projections. Spain / Italy assumes 2026 / 2027 growth based on estimated inflatio n. Colombia 2026 / 2027 growth held constant to 2025 % growth . Includes onshore online sports betting, casino, poker, and bingo . (5) Based on number of gaming halls (as of 12/31/19, per Codere estimates). (6) Reflects 2019 share of slot gross win in Montevideo (regulated market). (7) Figure reflects Buenos Aires Province (gaming halls) only. (8) Figures reflect total for Argentina, excluding City of Buenos Aires. (9) Based on 2019 gross win from sports betting via 7,189 self - service terminals (SSTs) in Codere - controlled venues / third party arcades. 5 % market share based on Codere’s 8,646 slot machines in bars (slot routes). (10) Reflects Q4 2019 gaming hall market share (per MAG Consulting estimates). Expansion Markets (Regulation Pending) Core Markets (Regulated) Codere Retail Market Share Denotes Codere Top 3 Market Share Position A RGENTINA (O THER ) ▪ Online Launch: TBD ▪ Retail Footprint: 13 gaming halls (Buenos Aires Province) ▪ Potential Online TAM (excl. offshore): ~ $ 260mm (2)(8) 42% 1 (7) Codere Online 2027E Market Share M EXICO ▪ Online Launch: 2016 (full commercial launch in 2019) ▪ Retail Footprint: 96 gaming halls (incl. 93 sportsbooks), 1 racetrack, and the largest convention center in Mexico (Centro Citibanamex ) ▪ Potential Online TAM (excl. offshore): $630mm (2) 1 (5) 2 25% 11% 23% C ITY OF B UENOS A IRES ▪ Online Launch: 2021 ▪ Retail Footprint: None ▪ Potential Online TAM (excl. offshore): ~$90mm (2) 33% S PAIN ▪ Online Launch: 2014 (mobile app launch in 2016) ▪ Retail Footprint: Codere owned gaming halls (3 gaming halls, 47 arcades, 61 sportsbooks); 3 rd party sports betting distribution (1,026 arcades, 1,411 bars); slot route operations (6,118 bars) ▪ Potential Online TAM (excl. offshore): $ 1.3bn (4) 26% 6% (9) 2 10% I TALY ▪ Online Launch: 2021 ▪ Retail Footprint: 11 gaming halls and 2,198 bars ▪ Potential Online TAM (excl. offshore): $3.6bn (4) 5% 3 (10) ~1% B RAZIL ▪ Online Launch: TBD ▪ Retail Footprint: Entered market in 2006, currently have exclusive agreement with Jockey Club do Rio Grande do Sul ▪ Potential Online TAM (excl. offshore): ~$1.3bn (2) P UERTO R ICO ▪ Online Launch: TBD ▪ Retail Footprint: None ▪ Potential Online TAM (excl. offshore): ~$70mm (2) C HILE ▪ Online Launch: TBD ▪ Retail Footprint: None ▪ Potential Online TAM (excl. offshore): ~$240mm (2) P ERU ▪ Online Launch: TBD ▪ Retail Footprint: None ▪ Potential Online TAM (excl. offshore): ~$120mm (2) U RUGUAY ▪ Online Launch: TBD ▪ Retail Footprint: 6 gaming halls, 29 sportsbooks, 2 racetracks, and a hotel (Carrasco Nobile) ▪ Potential Online TAM (excl. offshore): ~$40mm (2) 52% 1 (6) C OLOMBIA ▪ Online Launch: 2019 ▪ Retail Footprint: 9 gaming halls, 136 arcades, and 70 sportsbooks ▪ Potential Online TAM (excl. offshore): ~$150mm (4) 6% 6% 2 30% (3) P ANAMA ▪ Online Launch: 2018 ▪ Retail Footprint: 11 gaming halls (incl. 8 sportsbooks) and 1 racetrack ▪ Potential Online TAM (excl. offshore): ~$40mm (2) 19% 3% 2 2 45% (1)

11 Codere Online Total Addressable Market Opportunity Source: H2GC and regulatory disclosures. Please refer to Appendix for illustrative market sizing methodology detail. Note: EUR converted to USD at 2027E exchange rate of 1.244, per management forecasts. (1) Core Markets TAM reflects 2027E for illustrative purposes. Expansion markets TAM reflects potential market opportunity once r egu lated. (2) Includes adjustment based on 2019A gambling expenditures as % of total GDP relative to median of UK / Australia / NJ / Spain / Italy, based on management experience and for illustrative purposes . (3) Reflects 2027 estimates, based on 2025 H2GC projections. Spain / Italy assumes 2026 / 2027 growth based on estimated inflation. Colombia 2026 / 2027 growth held constant to 2025 % growth . (4) CABA refers to City of Buenos Aires. $1,293 $261 $242 $124 $71 $40 $6 $6 $13 $4 $22 $12 Brazil Argentina (ex.-CABA) Chile Peru Puerto Rico Uruguay $625 $151 $40 $87 $3,592 $1,310 $5 $3 $9 $28 $60 $28 Mexico Colombia Panama City of Buenos Aires Italy Spain Online Sports Betting & Online Casino TAM (1) ( $ MM ) and GGR Per Capita ($) ▪ Total addressable market opportunity projected based on GGR per capita for the United Kingdom, Australia, New Jersey, Spain, and Italy ‒ Adjusted for GDP per capita and % of population with internet connectivity ‒ Data excludes unregulated market (3) (3) Core Markets (2) Expansion Markets (3) Latin America Core Markets (~$1.0bn) (Implied 0.05% of GDP) Europe (~$5.0bn) (Implied 0.14% of GDP) Latin America Expansion Markets (~$2.0bn) (Implied 0.07% of GDP) $8bn+ Market Opportunity (4) Online Sports Betting & Online Casino TAM ($MM) GGR Per Capita ($) Online Sports Betting & Online Casino TAM ($MM) GGR Per Capita ($)

12 Limited Competition from Global Gaming Operators Source: Eilers & Krejcik Gaming, VIXIO GamblingCompliance and regulatory disclosures. (1) Not publicly disclosed; at least 15 operators have specific authorization for online (based on Company’s understanding of current si tuation). (2) Per Coljuegos , as of January 2020 . (3) Codere and Betcris pursuant to retail sports betting licenses and Caliente pursuant to a pure online license (based on Company’s understanding o f current situation); Codere to begin operating pursuant to a pure online license (granted in May 2021) commencing December 202 1. (4) Selected key competitors reflect Buenos Aires Province only . Codere Group Retail Experience # of Licensed Online Operators Selected Key Competitors Mexico 22 years >15 (1) Colombia 36 years 18 (2) Panama 15 years 3 (3) Buenos Aires , Argentina (4) 29 years Buenos Aires Province: 7 (pending) City of Buenos Aires: 3+ New Jersey NA Online SB: 36 available (20 active) Online Casino: 45 available (25 active) United Kingdom NA 648 Australia NA 36 Competitive landscape in more established markets for comparative purposes Core LatAm Markets Reference Markets for Comparison

13 13 Accretive Omnichannel Opportunity Leveraging Codere Group’s Leading Retail Footprint Throughout Latin America Cross - selling and coordinated promotional campaigns leveraging online and retail customer databases Enhanced payment processing options via retail locations (cash withdrawals & deposits) Improved customer service via retail locations (face to face communication) Retail business incentivized to drive online business through affiliate program (in place) The image part with relationship ID rId7 was not found in the file. The image part with relationship ID rId81 was not found in the file. The image part with relationship ID rId82 was not found in the file. The image part with relationship ID rId83 was not found in the file. The image part with relationship ID rId84 was not found in the file. Reduced Customer Acquisition Costs: Limited marketing expenditure required as players are already in Codere funnel Higher Player Lifetime Values: Increased player loyalty leading to higher spend and / or retention The image part with relationship ID rId81 was not found in the file. The image part with relationship ID rId84 was not found in the file. Codere Omnichannel Strategy (Existing Codere Group retail customers converted to online) Value of Codere Omnichannel Customers

14 Proven and Flexible Technology Platform in Place to Support Growth in Existing Markets and Expansion to New Markets Content Management System Player Account Management Wallet Responsible Gaming (Algorithmic Problem gambler identification ) Fraud & Risk BI & Online KPI Reporting Algorithmic Risk Segmentation (2) Regulations & Compliance Payment Gateway Payment Providers Affiliates Geolocation & Digital ID Verification Providers Other 3 rd parties Affiliates Management Bonus Engine Regulators Campaign Management Customer Services Loyalty Program Trading Casino & Slots Games Sport Betting Casino & Slots Providers Sports Providers Integration & Orchestration Capabilities Integration & Orchestration Capabilities Advance Analytics Others games Other Game Providers Integration & Orchestration Capabilities Player Channels Omnichannel Marketing & Digital Analytics Online Gambling App & Web Communication channels (Email /SMS / Push) Loyalty App Digital Architecture Serverles High availability, Scalability & Performance , Real time event processing, Resiliency, Cost effectiveness On Premise & Cloud Infrastructure On Premise due to regulatory requirements & Public Cloud Security Real Time Monitoring DevSecOps Agile Development Third - Party Integrations Proprietary (1) ▪ Codere Online to invest ~$10 - 15mm over the next several years to continue to support best of breed technology (1) Includes technology and operating capabilities provided by Codere Group (on an exclusive basis within Codere Group) pursuant to a Technology and Platform Services Agreement. (2) AI predictive risk segmentation work in progress.

15 $27 $54 $71 $85 $99 $152 $203 ~$200 ~$400 ~$600 ~$1bn+ 2017A 2018A 2019A 2020A 2021E 2022E 2023E Growth in Core Markets 2027E Expansion Market Entry (Assumes 30% Share) Illustrative Potential Net Gaming Revenue 32% 37% 11% 5% 8% 7% 61% 33% 5% $1 Billion+ Revenue Opportunity With Potential Expansion Into High Growth LatAm Markets For historical periods, EUR converted to USD at average exchange rate in each period. For projection periods, exchange rates base d o n management forecasts in each period. (1) Assumes redemptions by public shareholders are no greater than 50%, redemption of up to $30mm of Codere Online shares owned by Codere Group, and expenses of up to $18mm in connection with the transaction. (2) Reflects midpoint of 2021 revenue outlook ($97mm - $103mm). (3) Expansion markets include Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excl. City of Buenos Aires. Excludes unregulated rev enu e. Expansion market sizing based on illustrative extrapolation methodology – please refer to Appendix for additional detail. Codere Online Illustrative Path to Potential Net Gaming Revenue (1) ($ MM) 2021E 2027E Spain Mexico Colombia Panama Italy City of Buenos Aires Net Gaming Revenue Distribution by Country in Core Markets ($MM) $99 ~$400 2020 - 2023 CAGR: +34% (Core Markets Only) (3) (2) (2)

16 78% 22% 2020 Financial Highlights The image part with relationship ID rId12 was not found in the file. 450K+ Player Registrations The image part with relationship ID rId27 was not found in the file. 150K+ First Time Depositors 30%+ Conversion Rate (1) 50K+ Average Monthly Active Players (2) ~10% Sports Betting Hold ~3.5% Casino Gaming Hold Selected Key Performance Indicators 2020A Net Gaming Revenue by Product Sports Betting Casino 2020A Net Gaming Revenue by Channel Net Gaming Revenue from Pure Online Customers Net Gaming Revenue from Omnichannel Customers (3) 56% 44% (1) Represents number of FTDs in a given period divided by the number of new player registrations during the period. (2) Active defined as having placed a real money bet (i.e. excludes free bets) in the period. (3) Omnichannel includes Mexico only.

17 Strong Trading Continuing into H1 2021 Q2 2020 Q2 2021 Var. % H1 2020 H1 2021 Var. % Net Gaming Revenue ($MM) Spain $11.4 $15.2 +34% $23.7 $30.9 +30% Mexico 3.4 7.7 +127% 8.4 15.5 +85% Colombia 0.5 1.7 +207% 1.0 2.7 +156% Other 0.9 0.7 -22% 1.5 1.2 -18% Total $16.2 $25.3 +56% $34.6 $50.3 +45% Average Monthly Active Players (000s) Spain 16.4 32.1 +96% 24.0 34.2 +42% Mexico 5.9 15.6 +163% 10.1 17.1 +68% Colombia 5.2 18.4 +253% 6.7 15.6 +131% Other 0.1 0.7 n.m. 0.2 0.6 +174% Total 27.6 66.7 +142% 41.1 67.4 +64% Net Gaming Revenue / Active Players EUR converted to USD at average exchange rate in each period.

18 100% ~ 65% ~25% 17% 8% 10% 31% 7% 3% Net Gaming Revenue Gaming Taxes Payment Processing Content / Other Third Party Services Gross Margin Marketing Other Operating Expenses Personnel Costs EBITDA Illustrative Consolidated Margin Outlook (Core Markets) Note: includes growth marketing expenditures.

19 19 Supported by Codere Group’s strong brand and 30+ years of operating experience in LatAm , Codere Online is uniquely positioned to become the leading player throughout the region Codere Online expects to leverage its differentiated omnichannel platform to attract a loyal, sustainable, high - value customer base aimed at driving growth and enhanced profitability The Latin American digital sports / casino market remains in its early innings and is expected to represent the next wave of strategic focus for the global gaming industry Codere Online – The Singular Investment Play on Digital Sports / Casino Across Latin America

20 Appendix – Proven Management Team to Capitalize on LatAm Market Opportunity

21 Critical market opportunity as Latin America expected to represent next wave of strategic focus for global gaming industry Expansive TAM with limited competition from global gaming operators Accretive omnichannel opportunity leveraging leading retail footprint throughout Latin America Proven and flexible technology platform in place to support growth in core markets and expansion to new markets Highly effective and established online & mobile sportsbook / online casino Robust marketing strategy drives efficient acquisition of high - value players Well - positioned to capitalize on the large untapped Hispanic market opportunity in the US Codere Online – The Singular Investment Play on Digital Sports / Casino Across Latin America The image part with relationship ID rId8 was not found in the file. The image part with relationship ID rId15 was not found in the file. The image part with relationship ID rId29 was not found in the file. The image part with relationship ID rId30 was not found in the file. The image part with relationship ID rId49 was not found in the file.

22 ▪ 20+ years experience ▪ Previously served as CFO & Head of Corporate Development for Franklyn Hotels & Resorts, Principal of WL Ross & Co. and financial (REGAL) and research (gaming) analyst at Bear Stearns Oscar Iglesias Sanchez , Chief Financial Officer** Moshe Edree , Managing Director* ▪ 17 + years experience in senior growth and operations roles at leading operators such as Ladbrokes and PartyGaming ▪ Previously held Board / advisor roles with NetPlay , IGlobal Media Israel, William Hill, Bwin.Party , Playtech , SafeCharge , and others Aviv Sher , Chief Operating Officer ▪ 15+ years experience ▪ Previously served as the COO of NeoGames and CEO of Prime Gaming ▪ Member of the founding team of Aspire Global Codere Online Management Team * Provides services as non - employee independent contractor Alberto Telias , Chief Marketing Officer ▪ 11+ years experience ▪ Previously served as a marketing manager at William Hill and Head of Paid Social Media at The Stars Group Gonzalo De Osma Bucero , Chief Accounting Officer ▪ 15+ years experience ▪ Previously served as Finance Planning Manager for Spain and CFO for Mexico for Codere Group Deborah Guivisdalsky , Head of CRM / VIP ▪ 15+ years experience ▪ Previously served as Head of Customer Experience at Jackpot.com and Head of VIP Digital at Ladbrokes ** Upon consummation; currently head of corporate development for Codere Group

23 DD3 Capital Partners – An Experienced and Proven Sponsor (1) Source: SPAC Analytics as of 9/24/2021. ▪ Specialized team with experience across different sectors and markets ▪ Sponsor with proven track record, delivering impressive shareholder returns ▪ First Mexican SPAC to close a deal, listing Betterware (BWMX) on Nasdaq ▪ Diversified skill - set with deep knowledge and hands - on execution expertise ▪ Hands - on Sponsor team, fully engaged with the Company & committed to drive long - term value ▪ $67mm PIPE with Baron Funds , MG Partners , LarrainVial & DD3 Capital Partners for DD3 Acquisition Corp. II Same management team that executed the DD3 Acquisition Corp. I transaction ▪ Founding Partner of DD3 Capital Partners ▪ Partner / Managing Director at Goldman Sachs (16 years) ▪ Director of Public Credit and Deputy Finance Minister (4 years) ▪ PhD in Economics from Yale University Martin Werner CEO & Chairman Guillermo Ortiz Director & Co - Sponsor Jorge Combe COO & Director Daniel Salim CFO ▪ Board Member & Senior Advisor at BTG Pactual ▪ Chairman of the Board of Banorte - Ixe (5 years) ▪ Governor of Mexico’s Central Bank (12 years) ▪ PhD in Economics from Stanford University ▪ Founding Partner of DD3 Capital Partners ▪ Managing Director at Goldman Sachs (7 years) ▪ Vice President at GP Investimentos ▪ MBA from Wharton ▪ Member of DD3 Capital Partners ▪ Previously Analyst at Bank of Tokyo ▪ Analyst at HR Ratings Executive Summary Management Team Sponsor of Among the Best Performing SPAC Transactions in History (1) S&P500 Betterware has had a unit return of 523% (1) since its initial business combination with DD3 Acquisition Corp. I Symbol Name Price Unit Return IRDM Iridium 43.08 687% DKNG DraftKings 51.33 546% BWMX Betterware 36.89 523% PRIM Primoris 25.02 463% % 0 200 400 600 Jun-20 Nov-20 Apr-21 Sep-21 Share Price Performance Unmatched Track Record

24 Latin America Expected to Represent Next Wave of Strategic Focus For Global Gaming Industry Source: H2 Gambling Capital (H2GC) as of 2020, VIXIO GamblingCompliance , and regulatory disclosures. GDP / population figures from World Bank World Development Indicators database. (1) Includes online sports betting, online casino, online poker, and online bingo . (2) GBP converted to USD at 2020 average exchange rate of 1.284. (3) Based on H2GC projections. (4) Extrapolates US market TAM based on NJ % of total US GDP / population using LTM 2/28/20 figures (pre - COVID). (5) Includes Mexico, Colombia, Panama, and City of Buenos Aires (core markets) and Brazil, Chile, Peru, Puerto Rico, Uruguay, and Ar gentina excl. City of Buenos Aires (expansion markets). (6) Based on 2020E per H2GC. Excludes unregulated, except Mexico and Panama, which include both regulated and unregulated due to lim ited H2GC data . EUR converted to USD at 2020 average exchange rate of 1.141 . (7) Based on H2GC estimates for Spain, Italy, and Colombia. For all other markets, represents total addressable market opportunity base d o n market sizing methodology (please refer to Appendix for additional detail). EUR converted to USD at 2027E exchange rate of 1.244, per management forecasts. United Kingdom Pop.: 67mm GDP: $2.8tn United States Pop.: 328mm GDP: $ 21.8tn Latin America (Codere Online Core + Expansion Markets) (5) Pop.: 496mm GDP: $4.6tn ~$7bn ~$13bn LTM March 2020 2025E ~$1bn (Core) ~$0.3bn ~$2bn (Expansion) ~$3bn 2020 LatAm TAM (At Maturity) Online Sports Betting and Online Casino Market Size / TAM (Regulated Only) (1) (4) (7) (6) (3) (2) ~$3bn ~$29bn 2020 United States TAM (At Maturity)

25 Increased Adoption of Online Technologies Further Enhances LatAm Market Opportunity (1) Source: United Nations International Telecommunication Union database (as of 2019). Represents percentage of population with int ernet access. LatAm includes Codere Online core / expansion markets only. (2) Source: eMarketer . Represents individuals who own at least one smartphone and use the smartphone at least once per month, as a percentage of total populati on. Reflects total US due to limited NJ - specific data. (3) Source: eMarketer . Represents e - commerce retail sales as a percentage of total retail sales . Reflects total US due to limited NJ - specific data. (4) Market size based on 2020E per H2GC, except UK / NJ, which are based on regulatory disclosures. Includes online sports betting, online casino, online poker, and online bingo. LatAm includes Codere Online core / expansion markets only. Excludes unregulated, except Mexico and Panama, which include both regulated and unregulated due to limited H2GC data. Average Adoption Rate of Selected Technologies by Market 60% 67% 88% Internet Connectivity 28% 47% 72% Smartphone Penetration 1.9% 5.6% 10.1% E-Commerce Penetration Latin America (2015) Latin America (2020) Benchmark Markets – UK, New Jersey (United States), Australia, Italy, Spain (2020) (1) (2) (3) (4)

26 +18% +24% Omnichannel First Time Depositors Omnichannel Net Gaming Revenue 2020A - 2025E CAGR 6% 16% 2020A (End of Period) 2025E (End of Period) % Registered (Cumulative) Mexico to Serve as Blueprint for Broader Omnichannel Strategy for LatAm (1) 5 - Year player lifetime value reflects player spend (i.e. net gaming revenue realized) in the first five years following customer acquisition. Actual year 1 player spend for omnichannel players (based on cohorts with at least 1 year of operating history) is 3.1x that for pur e o nline players. Mexico Online Registrations from Retail Database Mexico Omnichannel Growth ▪ Expected 5 - year player LTV for Mexico omnichannel customers is 2.8x greater than that for pure online customers (1) , reflecting superior player loyalty and engagement ▪ Targeting high - value, brand - aware omnichannel players is projected to increase conversion of online registrations to FTDs by +50%

27 Highly Effective and Established Online & Mobile Sportsbook Robust pre - match offering with historical data, odds, and player tips Industry - leading match visualization 24/7 Live Streaming and Comprehensive In - Play Offering 30,000+ Live Events Offered 30 Dedicated In - House Traders 200+ Individual Player Prop Markets (1) 50+ In - Play Markets Per Event 11.2% Two - year average take for Spanish online business (1) A proposition (“prop”) bet relates to the occurrence or non - occurrence of an event not directly tied to the final outcome of a s porting event.

28 Leading Online Casino Offering 900+ Games Offered 20+ Third - Party Content Providers Proprietary player bonusing engine World - class library of compelling, high - performing casino content Full sportsbook integration drives $0 CPA cross - sell within the Codere ecosystem

29 Robust Marketing Strategy Drives Efficient Acquisition of High - Value Players Acquisition Media Traditional Media Marketing Agencies Campaign Production Sponsorships 3mm+ Codere Group registered retail player database (2) (1) Rights to the sponsorship agreement with Real Madrid expected to be licensed from Codere Group. (2) Reflects Codere Group registered retail database in Codere Online core markets only . (1)

30 Well - Positioned to Capitalize on the Large Untapped Hispanic Market Opportunity in the US (1) Rights to the sponsorship agreement with Real Madrid expected to be licensed from Codere Group. (2) Source : World Population Review. (3) Source: Morgan Stanley research estimates as of January 2021. Market size represents retail / online sports betting only for states listed except NJ (which includes iGaming) due to Morgan Stanley projected pace of iGaming rollout. Hispanic Population (MM) (2) Expected Date of Regulation (3) 2025E Market Size ($MM) (3) California 15.3 2023 $186 Texas 11.1 2022 $1,336 Florida 5.3 2023 $64 New York 3.7 Live (Retail Only); Online Pending Launch $928 Arizona 2.2 Legalized; Pending Launch $39 Illinois 2.2 Live $735 New Jersey 1.8 Live $1,809 Colorado 1.2 Live $279 New Mexico 1.0 2023 $8 Georgia 1.0 2023 $572 Other (40 States) 13.5 $9,308 Total US 58.4 $15,264 ▪ LatAm experience as foundation for future success in US Hispanic market: ‒ Soccer - first focus of sports betting business leveraging Real Madrid (1) , Rayados and Valderrama sponsorships ‒ Casino product configuration tailored to Hispanic customer (e.g. over - weight electronic bingo and roulette versus traditional U.S. slot / table mix ) ‒ Adapted marketing messaging and promotional campaigns based on cultural associations / affinity ‒ Experienced Spanish - speaking call center / customer service ‒ Tested Spanish - language front end user interface / experience ‒ Experience operating under multiple regulatory regimes across a number of jurisdictions

31 Appendix – Supplemental Financial Disclosure

32 Spain Case Study: Unit Economics and Path to Targeted Contribution Note: Gross profit represents NGR less variable expenses (gaming taxes, payment processing, and other third party services). (1) Based on actual cohort data through March 2021, and management estimates thereafter. (2) LTV based on five - year player spend. Unit Economics and Return on Marketing Investment (2020 Cohort) (1) Illustrative Path to Targeted Net Gaming Revenue & Contribution M1 M6 M11 M16 M21 M26 M31 M36 NGR / Gross Profit (2020 Cohort) NGR Gross Profit CPA (Targeted) Targeted Gross Profit Payback: Month 13 Net Gaming Revenue EBITDA ~40% EBITDA Margin ~4x LTV / CPA (2) ~3x LTV / CPA (2) 2020A Targeted Given the advertising limitations in place in Spain, our marketing investment is expected to be more targeted and focused on high - yielding digital channels aiming to acquire customers, driving superior return on marketing investment and shorter CPA payback periods Note: Spain Effective Gaming Tax Rate: 10% Commentary Targeted NGR Payback: Month 8 ~20% EBITDA Margin

33 Mexico Case Study: Unit Economics and Path to Targeted Contribution Note: Gross profit represents NGR less variable expenses (gaming taxes, payment processing, and other third party services). (1) Based on actual cohort data through March 2021, and management estimates thereafter; CPA includes legacy affiliate program co st. (2) LTV based on five - year player spend. M1 M6 M11 M16 M21 M26 M31 M36 NGR / Gross Profit (2020 Cohort) NGR Gross Profit CPA (Targeted) Net Gaming Revenue EBITDA ~20% EBITDA Margin ~4x LTV / CPA (2) ~2.5x LTV / CPA (2) 2020A Targeted Unit Economics and Return on Marketing Investment (2020 Cohort) (1) Note: Mexico Effective Gaming Tax Rate: 22.5% In Mexico, we plan to invest heavily in traditional media aiming to not only acquire customers but also accelerate brand building and drive long - term market share growth, while still maintaining attractive return on marketing investment and CPA payback periods Commentary Targeted Gross Profit Payback: Month 19 Targeted NGR Payback: Month 9 Illustrative Path to Targeted Net Gaming Revenue & Contribution

34 Codere Online P&L EUR converted to USD at exchange rate of 1.120 and 1.141 in 2019 and 2020 respectively. (1) Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and our ‘.com’ business, along with VAT impact from entry fees in Mexico. (2) Figures primarily reflect costs related to a legacy affiliate program in Mexico, post - closing adjustments to financial accounts to refle ct commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Code re Group companies and Codere Online companies). 2019 2020 Accounting Revenue $69 $80 Accounting Adjustments (1) 2 4 Net Gaming Revenue $71 $85 Operating Expenses Gaming Taxes (9) (11) Payment Processing (4) (5) Content / Other Third Party Services (3) (6) Marketing (41) (43) Personnel / Other (27) (25) Total Operating Expenses ($85) ($90) EBITDA ($14) ($6) Accounting Adjustments (2) (3) (9) Accounting EBITDA ($17) ($15) $ in millions

35 Selected Benchmark Market Metrics Source: H2GC and regulatory disclosures. GDP / population figures from World Bank World Development Indicators database. Internet connectivity data from United Nations International Telecommunication Union database . Note: EUR converted to USD at 2019 average exchange rate of 1.120. GBP converted to USD at 2019 average exchange rate of 1.277. (1) Reflects 2019 online GGR due to COVID - 19 impact on 2020 figures. (2) Represents 12 months ending September 2019. (3) Represents 12 months ending February 2020 (pre - COVID - 19). (4) Note: projections for other core markets (Spain, Italy, Colombia) based on H2GC estimates. Mexico, Panama, and City of Buenos Ai res market sizing based on illustrative extrapolation methodology due to limited available projections. (5) Represents benchmark median GGR Per Capita ($38) multiplied by each country’s discount to benchmark median for both GDP Per Capita and % Internet Connectivity. (6) Market sizing for Mexico reflects additional downwards adjustment based on 2019A gambling expenditures as % of total GDP relative to median of benchmark markets, based on management experience and for illustrative purposes. Selected Benchmark Market Metrics ($MM) KPIs Discount to Benchmark Median Extrapolation GDP Per % Internet GDP Per % Internet Implied GGR Implied Pop. (MM) GDP ($BN) Capita ($000) Connectivity Capita ($000) Connectivity Per Capita ($) (5) TAM ($MM) Selected Core Markets (4) Mexico 127.6 $1,258 $10 65.8% 23.3% 76.0% $7 $625 City of Buenos Aires 3.1 112 36 74.3% 86.0% 85.8% 28 87 Panama 4.2 67 16 57.9% 37.2% 66.9% 9 40 LatAm Expansion Markets Brazil 211.0 $1,840 $9 67.5% 20.6% 78.0% $6 $1,293 Argentina (ex.-CABA) 41.9 338 8 74.3% 19.1% 85.8% 6 261 Chile 19.0 282 15 82.3% 35.2% 95.1% 13 242 Peru 32.5 227 7 52.5% 16.5% 60.7% 4 124 Puerto Rico 3.2 105 33 65.3% 77.7% 75.4% 22 71 Uruguay 3.5 56 16 68.3% 38.3% 78.9% 12 40 (6) Illustrative Market Sizing Extrapolation Detail ($MM) Benchmark Country Economic Indicators Market Size (Onshore Only) GDP Per % Internet Online GGR (1) Pop. (MM) GDP ($BN) Capita ($000) Connectivity Total ($MM) Per Capita ($) United Kingdom 66.8 $2,827 $42 94.9% $7,034 $105 Australia 25.4 1,393 55 86.6% 967 38 New Jersey 8.9 635 71 99.5% 803 90 Spain 47.1 1,394 30 86.1% 839 18 Italy 60.3 2,001 33 74.4% 1,993 33 Benchmark Median $42 86.6% $38 (2) (3)

36 Comparable Company Benchmarking Detail Source: Company filings, S&P Capital IQ, and Wall Street research . Prices as of 10/1/2021. Note: $ in millions, except share prices. (1) Represents TEV / 2022E revenue multiple or TEV / 2023E revenue multiple divided by 2020 - 2022 CAGR or 2020 - 2023 CAGR, respectivel y. (2) Codere Online valuation based on pro forma equity value of $497mm at $10.00 per share, less $144mm pro forma cash, assuming n o r edemptions by public shareholders. 2022E and 2023E revenue assumes redemptions by public shareholders are no greater than 50% . Assumes redemption of up to $30mm of Codere Online shares owned by Codere Group and expenses of up to $18mm in connection with the transaction. (3) Pro forma for pending acquisition of Golden Nugget Online Gaming, based on company disclosures (transaction announced 8/9/2021). (4) Based on trading price as of 10/1/2021 . Acquisition by DraftKings announced 8/9/2021 . ▪ Codere Online valuation multiples for 2022 and 2023 below reflect revenues from Core Markets only (excludes Expansion Markets ) Stock Price Total TEV / Revenue Growth-Adjusted TEV / Revenue (1) Revenue CAGR Revenue Estimates Company 10/1/21 Market Cap Enterprise Value 2022E 2023E 2022E 2023E 2020-2022 2020-2023 Codere Online (2) NA NA $353 2.3x 1.7x 0.07x 0.05x +34.0% +33.8% US Pure Play Digital B2C Operators DraftKings Inc. (3) $50.56 $23,292 $21,896 11.6x 8.6x 0.19x 0.17x +60.2% +51.4% Golden Nugget Online Gaming, Inc. (4) $18.25 1,512 1,506 6.7x 4.8x 0.12x 0.09x +56.8% +51.0% PointsBet Holdings Limited A$9.82 1,801 1,341 4.3x 3.4x 0.05x 0.05x +87.5% +63.7% Rush Street Interactive, Inc. $19.03 4,171 3,810 6.4x 5.2x 0.14x 0.14x +46.3% +38.2% Wynn Interactive $9.97 3,790 3,150 7.5x 4.4x 0.02x 0.02x +330.4% +214.4% Low 4.3x 3.4x 0.02x 0.02x +46.3% +38.2% Mean 7.3x 5.3x 0.10x 0.09x +116.3% +83.7% Median 6.7x 4.8x 0.12x 0.09x +60.2% +51.4% High 11.6x 8.6x 0.19x 0.17x +330.4% +214.4% EU Mature B2C Operators 888 Holdings plc £4.26 $2,147 $2,033 2.0x 1.9x 0.21x 0.25x +9.4% +7.7% Entain Plc £21.56 17,130 19,120 3.2x 3.0x 0.29x 0.33x +11.0% +9.3% Flutter Entertainment plc £148.20 35,155 38,902 4.3x 3.7x 0.32x 0.28x +13.3% +13.4% Low 2.0x 1.9x 0.21x 0.25x +9.4% +7.7% Mean 3.2x 2.9x 0.28x 0.28x +11.2% +10.1% Median 3.2x 3.0x 0.29x 0.28x +11.0% +9.3% High 4.3x 3.7x 0.32x 0.33x +13.3% +13.4%

37 Glossary Gross Gaming Revenue (GGR): Gross dollar value of wagers less player wins Net Gaming Revenue (NGR): GGR less player bonuses / promotional bets First Time Depositor (FTD): New players who make a deposit for the first time during a given period Conversion Rate: Number of FTDs in a given period divided by the number of new player registrations during the period Monthly Active Players: Number of customers who placed a real money bet (i.e. excludes free bets) in a given month Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acq uis ition Cost Per Acquisition (CPA): ATL, BTL and retail affiliate program marketing investment during a given period divided by number of FTDs acquired during th e p eriod Above the Line (ATL): Marketing investment to acquire customers through traditional media resources (TV, radio, print, etc.) Below the Line (BTL): Marketing investment to acquire customers through digital channels (pay - per - click campaigns, search engine optimization, Google search, social media platforms, online affiliates, etc.) Omnichannel Players: Existing Codere Group registered retail customers who are then converted to online Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location Core Markets: Markets in which Codere Online is currently operating or expects a near - term launch (Mexico, Colombia, Panama, City of Buenos Ai res, Spain, Italy) Expansion Markets: Currently unregulated markets in which Codere Online does not yet have an existing presence (Brazil, Chile, Peru, Puerto Rico , Uruguay, and Argentina excluding City of Buenos Aires)

38 For additional information, please contact: Codere Online Investor Relations codereonline.com inversor@codere.com